UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
AKORN, INC.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
009728106
(CUSIP Number)
December 31, 2008
(Date of Event which Requires Filing
of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	009728106	13G	Page	2	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		235,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		235,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	235,000 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3% (see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	009728106	13G	Page	3	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		235,000 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		235,000 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	235,000 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3% (see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	009728106	13G	Page	4	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CR Intrinsic Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0% (see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	009728106	13G	Page	5	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sigma Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,667 (1) (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		66,667 (1) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	66,667 (1) (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than 0.1% (1) (see Item 4)

12	TYPE OF REPORTING PERSON*

	00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	009728106	13G	Page	6	of	11	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		301,667 (1) (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		301,667 (1) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	301,667 (1) (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3% (1) (see Item 4)

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:
Akorn, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2500 Millbrook Drive, Buffalo Grove, Illinois 60089

Items 2(a)	Name of Person Filing:
This statement is filed by: (i) S.A.C. Capital Advisors, LLC (“SAC Capital Advisors”) with respect to shares of common stock, no par value (“Shares”), of the Issuer beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”) and S.A.C. MultiQuant Fund, LLC (“SAC MultiQuant Fund”); (ii) S.A.C. Capital Management, LLC (“SAC Capital Management”) with respect to Shares beneficially owned by SAC Capital Associates and SAC MultiQuant Fund; (iii) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to Shares beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”); (iv) Sigma Capital Management, LLC (“Sigma Management”) with respect to shares beneficially owned by Sigma Capital Associates, LLC (“Sigma Capital Associates”); and (v) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Capital Associates, SAC MultiQuant Fund, CR Intrinsic Investors, CR Intrinsic Investments, Sigma Management and Sigma Capital Associates.

Item 2(b)	Address of Principal Business Office:
The address of the principal business office of (i) SAC Capital Advisors, CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, and (ii) SAC Capital Management and Sigma Management is 540 Madison Avenue, New York, New York 10022.

Item 2(c)	Citizenship:
SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Sigma Management are Delaware limited liability companies. Mr. Cohen is a United States citizen.

Item 2(d)	Title of Class of Securities:
Common Stock, no par value

Item 2(e)	CUSIP Number:
009728106

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon the Shares issued and outstanding as of October 31, 2008 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2008.

As of the close of business on December 31, 2008:

1. S.A.C. Capital Advisors, LLC
(a) Amount beneficially owned: 235,500
(b) Percent of class: 0.3%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 235,500
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 235,500

2. S.A.C. Capital Management, LLC
(a) Amount beneficially owned: 235,500
(b) Percent of class: 0.3%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 235,500
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 235,500

3. CR Intrinsic Investors, LLC
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-

4. Sigma Capital Management, LLC
(a) Amount beneficially owned: 66,667 (1)
(b) Percent of class: Less than 0.1% (1)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 66,667 (1)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 66,667 (1)

5. Steven A. Cohen
(a) Amount beneficially owned: 301,667 (1)
(b) Percent of class: 0.3% (1)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 301,667 (1)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 301,667 (1)

(1)	Pursuant to a Subscription Agreement by and between Sigma Capital Associates and the Issuer on August 18, 2004, Sigma Capital Associates purchased Series B Warrants to purchase 66,667 shares of common stock. The Shares reported in this Schedule 13G include the 66,667 shares issuable upon exercise of the Series B Warrants.

SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, Sigma Management and Mr. Cohen own directly no Shares. Pursuant to investment management agreements in effect at the time, each of SAC Capital Advisors and SAC Capital Management shared all investment and voting power with respect to the securities held by SAC Capital Associates and SAC MultiQuant Fund. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the securities held by CR Intrinsic Investments. Pursuant to an investment management agreement, Sigma Management maintains investment and voting power with respect to the securities held by Sigma Capital Associates. Mr. Cohen controls each of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Sigma Management. CR Intrinsic Investments is a wholly owned subsidiary of SAC Capital Associates. As of December 31, 2008, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 235,000 Shares (constituting approximately 0.3% of the Shares outstanding) and (ii) Sigma Management and Mr. Cohen may be deemed to own beneficially 66,667 (1) shares (constituting less than 0.1% (1) of the Shares outstanding). Each of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors, Sigma Management and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement, and SAC Capital Associates disclaims beneficial ownership of any securities held by CR Intrinsic Investments.

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:
     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2009

S.A.C. CAPITAL ADVISORS, LLC

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

S.A.C. CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

CR INTRINSIC INVESTORS, LLC

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

SIGMA CAPITAL MANAGEMENT, LLC

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person

STEVEN A. COHEN

By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Person